

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Allan Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

> **Re: Calidi Biotherapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2023**
> **File No. 333-274885**

Dear Allan Camaisa:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. For each of the common stock and warrants being registered for resale, disclose the price per security that the selling securityholders paid for such security, and for shares underlying warrants, the price paid for such warrants.

2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of FLAG Class A Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Prospectus Summary, page 4

4.   We note your disclosure on page 80 that based on your operating plan, you believe you do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of your unaudited condensed consolidated financial statements as of, and for the six months ended June 30, 2023, and have concluded that this circumstance raises substantial doubt about your ability to continue as a going concern, and that the report of your independent registered public accounting firm on your consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included an explanatory paragraph indicating that there was substantial doubt about your ability to continue as a going concern. Please balance your prospectus summary by disclosing your history of net losses, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.

Risk Factors, page 8

5.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 78

6.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

8.   Provide a clear description of the Forward Purchase Agreements, including the following:
   •   the business purpose of these agreements and a clear statement as to whether these agreements are intended to be a source of liquidity to Calidi after the consummation of the business combination, and, if so, disclose the minimum and maximum amount of capital that could be raised by Calidi under these agreements;
   •   the risks and benefits to each of Calidi and the Sellers based upon how the agreements operate, including a clear description of Calidi's maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise;
   •   how the agreements operate, including how and when Calidi and the Sellers receive cash. In this regard, we note your disclosure that if the Sellers liquidate the shares below $10.00 per share, then Calidi will be entitled to the price sold, less $2.00 per share, from the Sellers. Provide an example of how this would work based on the recent trading prices of your common stock, indicating the amount of proceeds from such sales that would be retained by the Sellers and the amount of cash that would be received by Calidi; and
   •   the amount of cash Calidi has received to date, if any, and how such amounts were determined.

General

9.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling security holders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott E. Bartel, Esq.